Filed pursuant to Rule 424(b)(3)
Registration No. 333-149677
PROSPECTUS SUPPLEMENT

(Proposed Holding Company for Home Federal Savings and Loan Association)

This prospectus supplement is a supplement to the prospectus of Home Federal Bancorp, Inc. of Louisiana dated May 13, 2008.  This prospectus supplement should be read together with the prospectus.

The subscription offering concluded on June 27, 2008 and we have extended the community offering.

In the subscription and community offering, as of July 8, 2008, we received orders totaling approximately 588,315 shares ($5,883,150), which includes 54,400 shares to be purchased by the employee stock ownership plan, assuming the offering were to close at the minimum of the offering range.  In order to complete the offering of our common stock, we must sell at least 1,360,000 shares of common stock, which is the minimum of our offering range.  Under certain circumstances, however, we may include up to 204,000 shares issued in connection with the merger with First Louisiana Bancshares, Inc. in order to meet the 1,360,000 shares minimum requirement.  Subject to market conditions, independent appraiser review and regulatory approval, we expect to sell in the aggregate approximately 1,360,000 shares in the subscription and community offering.  We may terminate the community offering at any time upon receiving subscriptions at the minimum of the offering range without further notice.  We may, however, keep the community offering open until August 11, 2008 unless the Office of Thrift Supervision approves a later date.  If we receive approval for an extension beyond August 11, 2008, all subscribers will be notified of the extension and its duration and will be given the right to increase, decrease or rescind their orders.  We retain the right to accept or reject in whole or in part any order received in the community offering in our discretion.

We are increasing the number of shares that you may purchase in all categories of the offering.

•	The individual purchase limitation of 40,000 shares has been increased to 5% of the total shares sold, which would be 68,000 shares at the minimum of the offering range.

The overall purchase limitation for persons, together with associates, or with persons acting in concert remains the same at $1.0 million (100,000 shares).  The amount of any orders exceeding 5% of the total shares sold may not exceed in the aggregate 10% of the total shares sold in the offering.

If you previously have submitted an order in the subscription offering at the maximum individual purchase limit you may increase your order by submitting an additional stock order form with full payment for the additional shares ordered.  If you wish to increase your order, we must receive your completed stock order form, with full payment or direct deposit account withdrawal authorization.  We have not set an expiration date for the community offering, and we may terminate the community offering at any time upon reaching the minimum of the offering range and without further notice.  Therefore, interested persons should request offering materials and return stock order forms promptly.
____________________

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.
____________________

S a n d l e r O'	N e i l l + P	a r t n e r s, L.P.
_____________________

The date of this prospectus supplement is July 8, 2008.